SEC FILE NUMBER 001-35901
CUSIP NUMBER 30281V108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-35901

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type.
Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION

Full Name of Registrant:	FTD Companies, Inc.

Address of Principal Executive Office (Street and number):	3113 Woodcreek Drive

City, State and Zip Code:	Downers Grove, Illinois 60515

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
FTD Companies, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (the “Form 10-Q”) within the prescribed time period for the reasons below. The Company requires additional time to complete its quarterly financial closing procedures and to provide appropriate disclosure in the Form 10-Q. Specifically, the Company requires additional time to complete its interim impairment analysis of the Company’s reporting units. Due to competing demands on senior management and the timing of factors that may impact the interim impairment analysis, the workload needed to review and complete such processes currently exceeds available capacity. As such, the Company determined it was necessary and prudent to delay the filing of the Form 10-Q.
Forward-Looking Statements
Certain statements in this filing are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “projections,” “business outlook,” “estimate,” or similar expressions constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the timing of the filing of the Form 10-Q and the Company’s belief with respect to anticipated changes from the results of operation from the corresponding period of the last fiscal year. Potential factors that could affect these forward-looking statements include, among others, the Company’s ability to complete the work required to file its Form 10-Q within the five calendar day extension provided by Rule 12b-25 and the other factors disclosed in the Company’s most recent Annual Report on Form 10-K and the Company’s other filings with the Securities and Exchange Commission (www.sec.gov), as updated from time to time in our subsequent filings with the SEC, including, without limitation, information under the captions “Management’s Discussion and Analysis of Financial Condition

and Results of Operations” and “Risk Factors.” Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s analysis only as of the date hereof. Such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted. Except as required by law, we undertake no obligation to publicly release the results of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Steven D. Barnhart	(630) 719-7800
(Name)	(Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The explanation is attached as Exhibit A.

FTD Companies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 13, 2019	By:	/s/ Steven D. Barnhart
Steven D. Barnhart Executive Vice President, Chief Financial Officer

EXHIBIT A

The Company’s preliminary unaudited operating results for the three months ended March 31, 2019 are as follows:

The Company incurred a net loss of $1.4 million for the three months ended March 31, 2019, compared to a net loss of $6.6 million for the three months ended March 31, 2018. The first quarter 2019 benefited from an adjustment to accrued cross border indirect taxes totaling $5.9 million. The Company generated revenue of $279.0 million for the three months ended March 31, 2019, a decrease of 12.3% compared to the three months ended March 31, 2018. Cash flows used for operating activities were $32.9 million for the three months ended March 31, 2019, compared to $1.0 million used during the three months ended March 31, 2018.

The financial results presented above are preliminary, based upon the Company’s estimates and subject to completion of the Company’s financial closing procedures and issuance of its financial statements as of and for the three months ended March 31, 2019. The Company’s final financial results could differ materially from its preliminary financial results. The Company’s final financial results will be set forth in the Company’s Form 10-Q for the three months ended March 31, 2019.